EXHIBIT 99.1
CHINA FINANCE ONLINE CO. LIMITED
REPORT OF THE DIRECTORS
The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2010, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or through the Company’s website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual beginning May 31, 2011. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
PRINCIPAL ACTIVITIES
The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entities are set out in note 1 to the Financial Statements.
RESULTS
The results of the Company and its subsidiaries including its variable interest entities for the year ended December 31, 2010 are set out in the consolidated income statement on page F-4 of the Financial Statements.
The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.
PROPERTY AND EQUIPMENT
Details of the movements during the year in property and equipment of the Company and its subsidiaries including its variable interest entities are set out in note 8 to the Financial Statements.
SHARE CAPITAL
In 2010, the Company issued 637,720 shares to employees under the Company’s 2004 Stock Incentive Plan.
In addition, the Company granted share options to purchase 3,562,000 ordinary shares pursuant to the 2004 Stock Incentive Plan during 2010. Further, the Company issued and allotted 10,558,493 ordinary shares to selective employees pursuant to 2007 Equity Incentive Plan during 2007. Based on the Company’s operating performance during 2008 and 2009, 4,329,024 and 2,886,016 shares were vested as of December 31, 2008 and 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, the board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that were not activated as of December 31, 2009 would become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Based on our operating performance for 2010, no more granted shares were activated in 2010. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2010. Other than the foregoing, the Company did not issue any share capital for the year ended December 31, 2010.

DIRECTORS
The directors of the Company during 2010 and up to the date of this report were:
Mr. Zhao Zhiwei
Mr. Hugo Shong
Mr. Lee Kheng Nam
Mr. Wang Ling
Mr. Guo Fansheng
In accordance with Article 8 of the Company’s Articles of Association, all remaining directors retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.
MANAGEMENT CONTRACTS
No substantial contracts concerning the management and administration of the Company were entered into or existed during 2010.
ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES
As of March 31, 2011, the Company granted the directors options to purchase 3,810,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 280,800 shares were exercised by the directors. Details of directors’ share options at March 31, 2011 were as follows:

		Number of
		underlying
		shares under
		2004 Stock
Name of director	Capacity	Incentive Plan

Zhao Zhiwei	Director	2,350,000
Hugo Shong	Director	360,000
Lee Kheng Nam	Independent director	400,000
Guo Fansheng	Independent director	209,600
Wang Ling	Independent director	209,600

		3,529,200
Particulars of the Company’s 2007 performance-based equity incentive plan are set out in note 13 to the Financial Statements.
Other than as disclosed above, at no time during 2010 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.
AUDITORS
A resolution will be proposed to the forthcoming Annual General Meeting of the Company to re-appoint Deloitte Touche Tohmatsu as auditors of the Company.
On behalf of the Board

/s/ Hugo Shong Hugo Shong
CHAIRMAN
June 2, 2011